UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Securities Purchase Agreement

On June 5, 2026, Kandal M Venture Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”) whereby the Company agreed to issue and sell a new series of senior unsecured convertible promissory notes of the Company (the “Notes”), in the aggregate original principal amount of up to $25,000,000, which Notes shall be convertible into the Company’s Class A Ordinary Shares, par value $0.00001 per share (the “Class A Ordinary Shares”), in accordance with the terms therein (the “Offering”). The Initial Closing (as defined in the Securities Purchase Agreement) occurred on June 5, 2026, whereby the Company issued and sold to the Investor an initial note in the aggregate original principal amount of $1,000,000.

The Notes bear interest at a rate of 10% per annum, subject to adjustment from time to time. The Notes are convertible, in whole or in part, at any time after issuance, into Class A Ordinary Shares at 105% of the principal converted, subject to the terms therein. Unless earlier converted, redeemed or extended, the Notes will mature on the third anniversary of their respective issuance dates.

The Initial Note contains, and any other Notes will contain, customary affirmative and negative covenants, including certain limitations on issuance of indebtedness senior to the Notes, restriction on payment of cash dividends, asset transfers and changes in the business and transactions with affiliates. The Initial Note also contains, and any other Notes will contain, standard and customary events of default. The interest rate of any outstanding Notes will increase to an annual rate of 18.0% upon the occurrence of an Event of Default (as defined in the Notes).

A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Class A Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Class A Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

In connection with the Offering, the Company and the Investor also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities as defined therein.

The offer, issuance and sale of the Notes and the Class A Ordinary Shares issuable upon conversion of the Notes was made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act.

Entry into Placement Agency Agreement

On June 5, 2026, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Revere Securities LLC (the “Placement Agent”), pursuant to which the Placement Agent served as the exclusive placement agent in connection with the Offering.

The Company agreed to pay the Placement Agent, a placement fee (the “Placement Fee”) equal to five percent (5%) of the aggregate gross proceeds received by the Company from the sale of the Notes at each closing of the Offering. In addition to the Placement Fee, the Company agreed to pay an advisory fee of $20,000 upon signing of engagement letter with the Placement Agent, $20,000 upon the Initial Closing, and $20,000 upon each subsequent Closing, if any.

The Company shall be responsible for all expenses relating to each tranche of the Offering, and a one-time maximum of $40,000 for fees and expenses, including road show, due diligence and reasonable legal fees and disbursements for the Placement Agent’s counsel, less any amounts previously paid by or on behalf of the Company toward such fees and expenses. Additionally, 1% of the gross proceeds raised in each tranche of the Offering shall be provided to the Placement Agent for non-accountable expenses.

The Securities Purchase Agreement and the Placement Agency Agreement contain customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. The representations, warranties and covenants contained therein were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties thereto, and may be subject to limitations agreed upon by the contracting parties.

The foregoing descriptions of the Securities Purchase Agreement, the Notes, the Registration Rights Agreement and the Placement Agency Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, forms of which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4 and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Senior Convertible Notes
10.3	Form of Registration Rights Agreement
10.4	Form of Placement Agency Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: June 8, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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